

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Jordan K. Thomsen
Vice President
PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
The Prudential Insurance Company of America
751 Broad Street, Newark
New Jersey 071023777

> **Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT**
> **Post Effective Amendment No. 3 on Form S-1**
> **Response dated November 24, 2020**
> **File No. 333-223075**

Dear Mr. Thomsen:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated November 24, 2020

General

1. Please tell us whether or not you would be willing to use a fixed option in conjunction with the contracts having a Real Property Accounts as an investment option as the default reallocation option and, if not, why not.

2. Please identify and explain the provisions in the contracts issued through the Real Property Accounts that permit the intended default reallocation.

3. Please clarify whether the total net expenses contract owners must pay for investments in the Real Property Accounts are higher or lower than the total net expenses those owners would pay for investments in the real estate fund, and why. In particular, please clarify

what expenses contract owners are expected to pay for investments in the real estate fund that are comparable in character to those paid by contract owners investors for investments in the Real Property Accounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher E. Palmer, Esq.